Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Statement on Schedule 13G filed herewith, and any amendments thereto, relating to the Common Stock, par value $0.01 per share, of Ryerson Holding Corporation, with the Securities and Exchange Commission pursuant to and in accordance with the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Date: February 8, 2026

JB Capital Partners L.P.

By:	/s/ Alan W. Weber
	Name:	Alan W. Weber
	Title:	General Partner

/s/ Alan W. Weber
Alan W. Weber

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